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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 33-95280

FALCONBRIDGE LIMITED

(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
Date: February 1, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated January 6, 2005, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge Announces Webcast of 2004 Financial Results Conference Call"

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ANNOUNCES WEBCAST OF 2004 FINANCIAL RESULTS
CONFERENCE CALL

TORONTO, January 6, 2005 — Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its 2004 financial results conference call on Tuesday February 1, 2005 at 3:00 p.m. EST. The results for the Company will be released via CCNMatthews on Tuesday February 1, 2005 at approximately 10:00 a.m. EST.

During the meeting, senior management from the Company will review financial and operating results for 2004. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Centre" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.9%) and by other investors (41.1%).

For further information:
Denis Couture
Vice President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.falconbridge.com

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SIGNATURES
Exhibit Index
FALCONBRIDGE ANNOUNCES WEBCAST OF 2004 FINANCIAL RESULTS CONFERENCE CALL